SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

CNPJ 02.558.132/0001-69 - NIRE 533 0000580 0

Publicly-held Company, with Authorized Capital

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS

HELD ON AUGUST 15, 2005 .

1.  DATE, TIME and PLACE : August 15, 2005 , at 03:45 p.m. , exceptionally on Av. Roque Petroni Junior, 1464, City of São Paulo , State of São Paulo .

2.  CHAIRMANSHIP OF THE MEETING : Felix Pablo Ivorra Cano – Chairman of the Meeting and Breno Rodrigo Pacheco de Oliveira – General Secretary.

3.  INSTATEMENT : The meeting was convened with the attendance of the undersigned Directors, representing a quorum under the terms of the Articles of Incorporation. The meeting was attended by José Domingos do Prado, representative of Deloitte, Touche Tohmatsu Auditores Independentes and, in conformity with article 163, §3 of Law nº 6.404/76, by Messrs. Norair Ferreira do Carmo, Evandro Luis Pippi Kruel and João Carlos José Caiafa Torres, members of the Audit Committee of the Company, for a joint meeting with the Board of Directors in relation to item 4.1.

4. AGENDA AND RESOLUTIONS :

4.1 . To evaluate the corporate restructuring proposal involving the Company, by which (i) all the preferred shares in the Company acquired by Telesp Celular Participações S.A. ("TCP"), through a Voluntary Public Offering for acquisition of preferred shares carried out by TCP in October 2004, and the respective premium paid for them, were conveyed to Bagon Participações Ltda., a limited company with head-office at Rua da Consolação, 247 – 6º andar, sala 16-H, Centro, CEP 01301- 903, in the Capital of the State of São Paulo, enrolled with the CNPJ/MF under nº 07.157.351/0001-50 and, following, (ii) Bagon Participações Ltda. shall be merged into the Company, whereby Telesp Celular Participações S.A. will again hold the same number and type of shares in the Company which it held prior to the corporate restructuring. Such restructuring will be submitted to the General Meeting of Shareholders for final approval. After the foregoing explanations, the directors resolved by unanimous vote and without any restrictions whatsoever, to:

4.1.1 Approve, ad referendum to the general meeting of the Company in charge of resolving on the matter, the merger of Bagon Participações Ltda. into the Company, since the directors understood that said merger meets the company's interests, to the extent it will allow an improvement in the Company's cash flow, resulting from the tax credit generated by the amortization of the premium paid at the time of the Voluntary Public Offering for Acquisition of preferred shares in the Company carried out by Telesp Celular Participações S.A., its Holding Company, on October 08, 2004.

4.1.2 Expressly approve the Protocol of Merger and Justification entered into between Tele Centro Oeste Celular Participações S.A. and Bagon Participações Ltda., ad referendum to the general meeting of shareholders of the Company in charge of resolving on the matter, which Protocol provides for the merger of Bagon Participações Ltda. into the Company. Said Protocol sets forth the general terms and conditions for the contemplated merger, the justifications for the transaction, the criterion for evaluation of the mergee company's equity and the estimated amounts, both to be conveyed to the Company as a result of the merger of Bagon Participações Ltda., the cancellation of all the shares issued by the Company and held by Bagon Participações Ltda. at the time of the merger, the ratio for exchange of quotas issued by Bagon Participações Ltda. held by the mergee company's shareholders for shares issued by the Company and, finally, the extinguishment of Bagon Participações Ltda., the latter being succeeded in all its rights and obligations by the Company. As a consequence of the merger of Bagon Participações Ltda. into the Company, shares in the Company will be issued, ad referendum to the general meeting in charge of resolving on the matter, in equal number and with equal rights to those already held by Bagon Participações Ltda. in the capital stock of the Company, which shares shall be assigned to the mergee company's shareholder, TCP. Having in consideration the approval of the terms and conditions of the Protocol of Merger and Justification decided herein, as well as the explanations given with respect to the restructuring process contemplated herein, the members of the Board of Directors voted favorably for the performance of the transaction under examination and ratified the execution of the Protocol entered into by the Executive Committee of the Company, as well as authorized the performance of all the acts required for the implementation thereof.

4.1.3 Approve, ad referendum to the general meeting of shareholders of the Company in charge of resolving on the matter, the hiring by the Executive Committee of the Company of Deloitte, Touche, Tohmatsu Auditores Independentes, for evaluation of the net assets of Bagon Participações Ltda. to be conveyed to the Company.

4.1.4 Approve the draft Call Notice of the general meeting of shareholders of the Company for resolution of the corporate restructuring as well as, specifically, for the merger of Bagon Participações Ltda. into the Company.

The directors pointed out that the merger under examination was approved because the corporate restructuring thus intended will allow improvement in the cash flow of the Company, resulting from the tax credit generated by the amortization of the premium paid at the time of the Voluntary Public Offering for Acquisition of preferred shares in the Company that was carried out by its Holding Company, Telesp Celular Participações S.A., on October 08, 2004, it being certain that the merger transaction related to Bagon Participações Ltda. was structured in such a manner as not to entail any transfer of debts to the Company, as well as to avoid any negative impact over its future results, on account of the amortization of the referred premium.

4.2. Amendment to the Articles of Incorporation – Article 9 : The Full Board reviewed the proposal for amendment to article 9 of the Articles of Incorporation, as contained in the Resolution of the Executive Committee dated August 02, 2005 , which was approved at the Meeting of the Full Executive Committee of August 03, 2005 . According to the referred proposal, article 9 shall be amended in order to change the requirement of prior approval by the general meeting of shareholders for any long-term agreements between the Company and its affiliates, on the one side, and related parties, on the other side, where such agreements do not contain uniform provisions. Pursuant to the new proposed wording, the execution of agreements with related parties the terms and conditions of which are more burdensome to the Company than those usually adopted on the market in agreements for the same nature, shall be submitted to the General Meeting of Shareholders for prior approval, with due regard, in any case, to the provisions in article 117 of Law 6404/76. The proposal was discussed and the Board of Directors authorized a special meeting of shareholders to be called in order to resolve on the matter.

5. Closing : Since there was nothing else to be discussed, the meeting was closed and these minutes were drawn-up, which after having been read and found to be in order, were approved by all the Members of the Board of Directors and of the Audit Committee and signed by the attendees.

Signatures : Felix Pablo Ivorra Cano - Chairman of the Meeting and Chairman of the Board of Directors; Fernando Xavier Ferreira; Shakhaf Wine; Antonio Gonçalves de Oliveira; Luiz Kaufmann and Henri Philippe Reichstul – Directors; Carlos Manuel de L. e V. Cruz and Luis Paulo Reis Cocco- Directors represented by Mr. Shakhaf Wine; Ignácio Aller Mallo - Director represented by Mr. Felix Pablo Ivorra Cano; Breno Rodrigo Pacheco de Oliveira - Secretary of the Meeting. Norair Ferreira da Carmo; Evandro Luis Pippi Kruel and João José Caiafa Torres - Audit Committee Members.

I hereby certify that this is a faithful copy of the original minutes that were drawn-up in the Register of Meetings of the Board of Directors of the Company.

Breno Rodrigo Pacheco de Oliveira

General Secretary - OAB/RS n.º 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2005

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.